Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: November 30, 2005

On November 29, 2005, New York Stock Exchange, Inc. sent the following correspondence to its members in addition to the Form of Election and Letter of Transmittal which is included as an exhibit hereto:

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Date:	November 29, 2005

To:	NYSE Members

From:	Richard P. Bernard

Subject:	Exchange of NYSE Memberships for Merger Consideration

Enclosed please find the Form of Election and Letter of Transmittal that a NYSE member or other persons who are entitled to receive consideration for the NYSE membership must use to surrender the NYSE membership in exchange for the merger consideration to be issued upon completion of the proposed mergers of the New York Stock Exchange, Inc. (the “NYSE”) and Archipelago Holdings, Inc. (“Archipelago”).

In light of the approaching holiday season, we are distributing this document ahead of the vote in order to give you ample time to review your options and make your decisions with respect to the consideration that will be issued if the proposed merger between the NYSE and Archipelago is approved on December 6, 2005 by both the NYSE Members at a Special Membership Meeting and by Archipelago stockholders at their Special Meeting.

The Form of Election and Letter of Transmittal must also to be used if you wish to make the stock election or the cash election with respect to your NYSE membership. The stock election and cash election are described in detail in the proxy statement/prospectus that was sent to you in connection with your consideration of the proposed merger, as well as in the Form of Election and Letter of Transmittal.

If you wish to make either the stock election or the cash election with respect to your NYSE membership, a properly completed Form of Election and Letter of Transmittal in respect of your NYSE membership must be received by the Exchange Agent by no later than 5:00 p.m., New York City time, on the second business day preceding the date of the completion of the mergers (the “Election Deadline”). The NYSE will announce the Election Deadline by no later than the fifth business day prior to the date of completion of the merger. If the Form of Election and Letter of Transmittal is not received by the Exchange Agent on or prior to the Election Deadline, you will receive the standard consideration in respect of your NYSE membership.

While unexpected events could intervene, there is a possibility that the election deadline could be as early as January 3, 2006. You should therefore plan accordingly if you wish to make the stock election or cash election with respect to your NYSE membership, especially because of the upcoming holidays.

If you wish to accept the standard election, while you need not submit the Form of Election and Letter of Transmittal in advance of the date of the mergers, we encourage you to turn in your Form of Election and Letter of Transmittal as promptly as practicable following the date of the mergers and in no event later than 180 days after the date of the mergers. No merger consideration will be paid or issued to you in respect of your NYSE membership unless the Form of Election and Letter of Transmittal has been signed, completed and properly delivered to the Exchange Agent.

Completing and returning the Form of Election and Letter of Transmittal does NOT have the effect of casting a vote with respect to approval and adoption of the merger agreement and related transactions at the special meeting of NYSE members.

Seat Market Restrictions

NYSE members should be aware that, in the merger, each NYSE membership will be automatically converted into the right to receive the applicable merger consideration, and, after the merger, NYSE memberships will no longer exist. As a result, certain transactions involving NYSE memberships that take several days to consummate—including sales of NYSE memberships, nominal transfers of NYSE memberships, new leases of NYSE memberships and new electronic access memberships—cannot be initiated prior to the completion of the merger unless they can be completed prior to the completion of the merger. You should be aware of these limitations before you initiate these transactions. As a practical matter, this processing time will have the effect of closing the seat market well in advance of the date of the completion of the mergers.

A-B-C Agreement or Subordination Agreement

If your NYSE membership is subject to an A-B-C Agreement or a Subordination Agreement, all parties to such agreement will be required to provide the information required by, and sign, the Form of Election and Letter of Transmittal in order for the Form of Election and Letter of Transmittal (including the elections, if any, indicated therein) to be valid. Please refer to the instructions set forth in the Form of Election and Letter of Transmittal, as well as the proxy statement/prospectus. The Exchange typically does not know the addresses of subordinated lenders and, therefore, is unable to send this memo to them. If your membership is subject to a Subordination Agreement, you must provide your lender(s) with copies of this memo, the Form of Election and the Letter of Transmittal. You must also assure that your lender(s) make the requisite submissions or no merger consideration will be paid or issued in respect of your membership. Additional copies of these documents are available from Membership Services.

Special Issuance Instructions

The Form of Election and Letter of Transmittal allow you to designate one or more persons to receive all or a portion of your merger consideration, as long as such person is an eligible designee as described below. Each person who receives shares of NYSE Group common stock will be subject to the transfer and other restrictions that apply to the shares of NYSE Group common stock. Such restrictions are described in the proxy statement/prospectus.

•	Eligible Designee – You may designate that any of the following to receive all or a portion of your merger consideration:

o	if your NYSE membership is subject to an A-B-C Agreement or Subordination Agreement, any party to such agreement;

o	any entity of which you own all of the voting and equity interests;

o	any of your family members (which includes your spouse, domestic partner, children, stepchildren, brothers, sisters, grandchildren, parents, parents-in-law, grandparents, uncles, aunts, cousins, nephews and nieces); and

o	any trust solely for the benefit of you or your family members.

•	Percentage Allocation – The percentage of your stock merger consideration and cash merger consideration to be issued to each designee must clearly be marked, and both the aggregate percentages of your stock merger consideration (allocated among the various distributees) and the aggregate percentages of your cash merger consideration (allocated among the various distributees) must add to 100%. The stock election and cash election are subject to possible proration. As a result, even if you make the stock election or cash election, if you desire that your merger consideration be sent to different designees, you should designate the percentage of both your stock merger consideration (if any) and the percentage of your cash merger consideration (if any) to be allocated to each designee.

•	No Fractional Shares or Cents – No fractional shares or cents will be issued to any designee. Instead, all such fractional shares or cents that otherwise would be paid to any designee shall be issued and paid to the first person that you designate on the Form of Election and Letter of Transmittal under the box entitled “Special Issuance Instructions” to receive such stock or cash.

•	Medallion Signature Guarantee – If you designate that shares of NYSE Group common stock and/or the check in respect of the cash proceeds are to be issued in the name(s) of persons or entities other than your name, your signature on the Form of Election and Letter of Transmittal must be guaranteed by Medallion Signature Guarantee. The Guarantor (Bank/Broker) will require proof of authority to act. Consult with the Guarantor for their specific requirements and/or access The Securities Transfer Association (STA) recommended requirements on-line at www.stai.org.

•	Other Requirements – In providing new registration instructions (name, address and tax identification number) in the box entitled “Special Issuance Instructions” in the Form of Election and Letter of Transmittal:

o	Joint registrations must include the form of tenancy.

o	Custodial registrations must include the name of the Custodian (only one).

o	Trust account registrations must include the names of all current acting trustees, the date of the trust agreement and the name of the trust.

You will be contacted in writing if any additional documents are required to complete your transaction.

If you have any questions concerning the Form of Election and Letter of Transmittal, please contact David Shuler at (212) 656-4156 or via email at dshuler@nyse.com.

For questions concerning the seat market, please contact Steven L. Fuller, Director, Membership Services, at (212) 656-2071 or via email at sfuller@nyse.com.

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Important Acquisition Information With Respect To The Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, (212) 656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004, which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Exhibit Index

99.1	Form of Election and Letter of Transmittal